SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ___11____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 2, 2004
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelshi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                0

       8.       SHARED VOTING POWER

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER

                0

       10.      SHARED DISPOSITIVE POWER

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!




       CUSIP No. V8726M103
                 ---------


       1.       NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stelios Haji-Ioannou

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS

                WC

       5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Britain and Cyprus

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.       SOLE VOTING POWER:

                0

       8.       SHARED VOTING POWER:

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER:

                0

       10.      SHARED DISPOSITIVE POWER:

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON

                IN






        This Amendment No. 11 to Schedule 13D amends the Statement on
   Schedule 13D dated March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 10, the "Schedule 13D") filed by Stelshi Holding Ltd., a Liberian corporation ("Stelshi") and Stelios Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar").

        This Amendment No. 11 is being filed to report on a press release issued on June 3, 2004 by Mr. Haji-Ioannou (the "Press Release") relating to certain actions taken by the Board of Directors of Stelmar as a result of the recent offer by OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"), to acquire all Shares of Stelmar, and to report that Stelshi and OMI entered into an amendment to the Agreement with respect to the holding, voting and disposition of Stelmar Shares owned by Stelshi (the "Amendment") on June 2, 2004. A copy of the Press Release is attached as Exhibit A to this Amendment No. 11, and a copy of the Amendment is attached as Exhibit B to this Amendment No. 11. In addition, Stelshi has been informed that separate amendments (the "Separate Amendments"), substantially identical to the Amendment, were entered into on June 2, 2004 between Stelchi Holding Ltd., a Liberian corporation ("Stelchi") and OMI, and Stelphi Holding Ltd., a Liberian corporation ("Stelphi") and OMI, respectively.

        As a result of the Agreement, as amended by the Amendment, the Securities and Exchange Commission may deem Stelshi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Shares. In addition, as a result of the Agreement, as amended by the Amendment, and the Separate Agreements, as amended by the Separate Amendments, the Securities and Exchange Commission may deem Stelshi, Stelchi, Stelphi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares. Stelshi disclaims being a member of a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares and disclaims beneficial ownership of any Shares held by Stelchi, Stelphi or OMI.

   ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 11 relates to the Shares of Stelmar. Stelmar's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Amendment No. 11 is being filed on behalf of Stelshi and Stelios Haji-Ioannou, the sole shareholder of Stelshi and a former director and Chairman of the Board of the Issuer. Stelshi and Mr. Haji-Ioannou are collectively referred to herein as the "Reporting Persons."





        This Amendment No. 11 constitutes a separate filing on Schedule
   13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. The Reporting Persons do not know or have reason to know any information concerning Stelchi, Stelphi and OMI except for the information set forth in the Agreement, as amended by the Amendment, and the Separate Agreements, as amended by the Separate Amendments, and such other information with respect to the beneficial ownership of Shares, identity, background and related information set forth in
   Schedule 13Ds filed by Stelchi and Stelphi. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change from Amendment No. 10 to the Schedule 13D.


   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of Amendment No. 10 to the Schedule 13D is hereby supplemented with the following information:

        On June 3, 2004, Stelios Haji-Ioannou issued the Press Release expressing his reaction to recent actions taken by the Board of Directors of Stelmar and expressing his desire and expectation that the Stelmar Board of Directors move promptly to consider the OMI proposal or any other alternatives that may optimize shareholder value. A copy of the Press Release is attached as Exhibit A to this Amendment No. 11 and is incorporated herein by reference.

        On June 2, 2004, Stelshi and OMI executed the Amendment to the Agreement with respect to the holding, voting and disposition of Stelmar Shares owned by Stelshi. The Amendment deletes Section 6.2 of the Agreement relating to public statements regarding the subject matter of the Agreement. A copy of the Amendment is attached as Exhibit B to this Amendment No. 11 and is incorporated herein by reference.
                                 ----

        Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Stelshi is the beneficial owner of an aggregate of 1,288,584 Shares, or approximately 7.41% of the 17,391,188 outstanding Shares of Stelmar, based on reports filed by Stelmar with the Securities and Exchange Commission. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns, subject to the provisions of the Agreement described above. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

        In addition, the Reporting Persons understand, based on the information set forth in the Separate Agreements, the Separate Amend-ments and their respective Schedule 13D filings, that (i) Stelchi is the beneficial owner of an aggregate of 1,075,000, or approximately 6.18% of the outstanding Shares of Stelmar and (ii) Stelphi is the beneficial owner of an aggregate of 2,412,026, or approximately 13.87% of the outstanding Shares of Stelmar. Accordingly, Stelshi, Stelchi and Stelphi, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, collectively would own beneficially an aggregate of 4,775,610, or approximately 27.46% of the outstanding Shares of Stelmar. The Reporting Persons have no information with respect to OMI's beneficial ownership of the Shares other than its arrangements with Stelshi under the Agreement, and its arrangements with Stelchi and Stelphi, respectively, under the Separate Agreements.

        The Reporting Persons disclaim beneficial ownership of any Shares owned by Stelchi, Stelphi or OMI.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of Amendment No. 10 to the Schedule 13 D is hereby supplemented with the following information:

        The information set forth in "Item 4 - Purpose of Transaction" with respect to the Amendment is incorporated herein by reference.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of Amendment No. 10 to the Schedule 13D is hereby supplemented with the following information:

        Exhibit A: Copy of the Press Release issued June 3, 2004 by Stelios Haji-Ioannou.

        Exhibit B: Conformed copy of the Amendment to the Agreement, dated June 2, 2004, between Stelshi Holding Ltd. and OMI Corporation.








                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                June 3, 2004
                                      ----------------------------------
                                                   (Date)



                                      STELSHI HOLDING LTD



                                      By:  /s/ George Karageorgiou
                                           -----------------------------
                                           George Karageorgiou
                                           President



                                      /s/ Stelios Haji-Ioannou
                                      ----------------------------------
                                      Stelios Haji-Ioannou



   Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









                                                                  EXHIBIT A
                                                                  ---------



     STELMAR SHAREHOLDER STELIOS HAJI-IOANNOU URGES STELMAR BOARD TO ACT
            QUICKLY IN ITS CONSIDERATION OF OMI'S MERGER PROPOSAL
     ___________________________________________________________________

   LONDON, ENGLAND -- June 3, 2004 -- Twelve years ago, I established Stelmar and took it public in 2001. In the meantime, I have created and developed a number of other successful companies, one of which, EasyJet plc, is now listed on the London Stock Exchange. Throughout this time, I have never taken up salaried employment nor have I ever claimed expenses or perks.
   I have only worked for shareholder value. As to Stelmar, the original investment was allocated by my father to all three of his children and whilst each of us may have different portfolio strategies from time to time, we all remain long-term investors in shipping.

   Since April, when I voluntarily stepped down from the board of Stelmar, I have spent considerable time contemplating ways in which shareholder value in Stelmar could be optimized. I carefully weighed a continuation of Stelmar's status quo as a stand-alone NYSE-listed "micro-cap" company under current management against the increased visibility in the investment community and the economies of scale that could be obtained by a combination of Stelmar with another important player in the industry. Partially based on developments at Stelmar, I recently became convinced that a combination with another shipping company would be the best solution to maximize value for Stelmar's shareholders in the long run.

   During one of my recent visits to New York, I discussed the shipping market in general with several investment bankers, as I often do in many industries, and a few of them suggested that I should meet the CEOs of other publicly-listed tanker companies. One such meeting was set up by Goldman Sachs with OMI. Having made it obvious that my stake was not available for sale for cash or in an exchange offer without a meaningful market premium, the discussions quickly centered on a potential business combination. Based on my conviction that a shareholder is most motivated to find a solution that optimizes shareholder value, and in order to mitigate the risk of a hold-up by a procrastinating Board of Directors, I decided to drive the process myself and in short order negotiated with a number of interested parties. I am convinced that the transaction proposed by OMI constitutes a very good deal for all Stelmar shareholders.

   Once I signed my agreement with OMI and OMI announced its intentions to Stelmar, I fully expected that the Board of Directors of Stelmar would proceed to appoint advisors and search for the best manner in which to create value for all shareholders. What I did not expect is that the Board would first proceed to engage in maneuvers such as its recently announced amendment of Stelmar's by-laws. These maneuvers, following the receipt of an offer, can serve no other purpose than to prevent shareholders from calling a special meeting or to seek action by written consent - rights certain Stelmar shareholders held until last Friday.

   I am concerned that the actions of the Stelmar Board may cause the significant gains that the Stelmar stock has achieved since the OMI offer was announced to evaporate. Accordingly, it is my hope and expectation that the Board of Directors of Stelmar now act with all deliberate speed to seriously review the excellent opportunity for Stelmar's shareholders offered by OMI, and of course any alternatives there may be, and then act to optimize shareholder value without further delay.






                                                                EXHIBIT B
                                                                ---------


                             AMENDMENT TO AGREEMENT


        THIS AMENDMENT (the "Amendment") is made as of June 2, 2004, by and between Stelshi Holding Ltd., a Liberian corporation ("Stelshi"), and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"), to that certain Agreement dated as of May 16, 2004 by and between Stelshi and OMI (the "Agreement").

        WHEREAS, among other matters, the Agreement provides certain review and approval rights with respect to public announcements by either Stelshi or OMI regarding the subject matter of the Agreement; and

        WHEREAS, the parties wish to amend those provisions as set forth herein.

        NOW, THEREFORE, in consideration of the foregoing and the other covenants and agreements contained in the Agreement, the parties agree as follows:

   1.   AMENDMENT TO SECTION 6.2.  Stelshi and OMI hereby agree that
   Section 6.2 of the Agreement shall be deleted in its entirety and shall have no further force and effect.

   2. COUNTERPARTS; FACSIMILE. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment may be executed and delivered by facsimile transmission, and a facsimile of this Amendment or of a signature of a party will be effective as an original.

          IN WITNESS WHEREOF, this Amendment to the Agreement is executed and delivered by the parties as of the date first above written.



   STELSHI HOLDING LTD.                      OMI CORPORATION




   By: /s/ Stelios Haji-Ioannou              By: /s/ Robert Bugbee
       -------------------------                 -----------------------------
   Name:  Stelios Haji-Ioannou               Name:  Robert Bugbee
   Title: Attorney-In-Fact                   Title: President and Chief
                                                      Operating Officer